Greencity Acquisition Corporation

505 Eshan Road,

Floor 6,

Pudong New District
Shanghai, China

July 10, 2020

Division of Corporation Finance

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Greencity Acquisition Corporation
Registration Statement on Form S-1
Filed June 19, 2020
File No. 333-239292

Dear Mr. Buchmiller:

On behalf of Greencity Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 23, 2020, regarding the Registration Statement on Form S-1 filed with the Commission on June 19, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Enforcement of Civil Liabilities, page 129

1.	To the extent applicable, please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020. Your expanded disclosure should specifically address the limitations and obstacles to enforcement actions by the Department of Justice, the SEC and other authorities on obtaining information for investigation and litigation. Please also add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China and the risk U.S. security holders could face in bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

We have revised the Sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” in response to the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at aedelman@egsllp.com.

Sincerely,

/s/ Ming Zhang

Ming Zhang